CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
ZiLOG, Inc.

We consent to the incorporation by reference in the registration statements (No. 333-108372, No. 333-114501, and No. 333-114503) on Form S-8 of ZiLOG, Inc., of our report dated June 23, 2008, with respect to the consolidated balance sheets of ZiLOG, Inc., as of March 31, 2008 and March 31, 2007, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended March 31, 2008, and the related financial statement schedule, which report appears in the March 31, 2008 annual report on Form 10-K of ZiLOG, Inc.

ARMANINO MCKENNA LLP

San Ramon, California
June 23, 2008